CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

October 10, 2017

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Angela Mokodean, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Master Fund Registration Statement on Form N-2 File No.: 811-23134

Responses to Staff comments received telephonically on July 6, 2017

Dear Ms. Mokodean:

On behalf of our client, NorthStar Real Estate Capital Income Master Fund (the "Master Fund"), set forth below is the response of the Master Fund to the telephonic comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on July 6, 2017 in connection with the Master Fund's Registration Statement on Form N-2 (the "Registration Statement"). For ease of reference, a summary of the Staff's comment is set forth in bold font and followed by our response. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

Notes to the Financial Statements (Page F-11)

Comment	1. Under the heading "Income Taxes," the Registration Statement states that the Master Fund has chosen to file as a C corporation, instead of a electing to be treated as a RIC under Subchapter M of the Code, for the taxable period May 6, 2016 through December 31, 2016. Please explain supplementally why the Master Fund has chosen to be a taxed as a C corporation for the 2016 tax period and what consequences this may have, if any, on Shareholders.

Response 1. The Master Fund informs the Staff supplementally that it did not elect to be treated as a RIC under Subchapter M of the Code for its 2016 taxable year because the Master Fund generated net losses for such period and therefore did not have any taxable income to distribute to Shareholders for its 2016 taxable year. Due to the presence of net losses for the 2016 taxable year, the Master Fund chose to file as a C corporation in order to attempt to utilize potential loss carry forwards. As a result, it is not expected that the Master Fund's decision to file as a C corporation, and not elect to be treated as a RIC, for its 2016 taxable year negatively impacted Shareholders.

* * * * * *

Angela Mokodean, Esq.
October 10, 2017

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180 or me at (212) 878-3206. Thank you.

Best regards,

/s/ Jefferey D. LeMaster

Jefferey D. LeMaster

Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Master Fund
Daniel R. Gilbert
Chief Executive Officer and President

Brett S. Klein

Chief Operating Officer

Frank V. Saracino

Principal Accounting Officer, Chief Financial Officer and Treasurer

Sandra M. Forman

Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP

Clifford R. Cone

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